Virginia Gold Mines Inc. 2002-2003 Third quarterly report Message from the President

Virgnia is pleased to present the results of the third quarter of 2002-2003.

MegaTEM project
A drill campaign is still ongoing on MegaTEM targets. The project's operator is Noranda and we plan to continue drilling throughout 2003.

Poste Lemoyne Extension
A drill program has just ended on this property and Virginia is now analyzing the results to determine the next step.

Gayot Lake
The Winter drill campaign has started as planned. This program consists of testing the extensions of three known zones and testing the potential of new geophysical zones that were discovered in the Summer of 2002.

Others
Chute-des-Passes drill campaign has just started. Furthermore, a drill campaign is planned on La Grande Sud project for June 2003.

Exploration budget for 2003
Virginia's exploration budget amounts to $7.5 million, including $4 million that is financed by our different partners.

The President

André Gaumond

Press releases since last quarter:

January 27, 2003, Poste Lemoyne Extension - Update of Drill Results
January 23, 2003, Discovery of a New Gold-Bearing Zone at La Grande Sud
January 03, 2003, Closing of Two Private Placements - Virginia Now Eligible for QSSP in Québec

Analyst's recommendations and articles on Virginia Gold Mines since the last quarter:

The Casey Investment Alert #98 3/26/2003 by Paul Van Eeden
The Northern Miner : Analysts pick best bets for 2003
Hard Rock Analyst: Update by D. & E. Coffin
Adrian Day's Global Analyst : Gold price drop is buying opportunity, Juniors advance exploration by A. Day
First Associates Investments : A new exploration cycle in the mining sector is underway by D. Poirier

All these documents are available on our website at: www.virginia.qc.ca

VIRGINIA GOLD MINES INC.

Management Analysis of Results of Operations and Financial Position

Virginia’s financial statements are the responsibility of the company’s management, and have been approved by the board of directors. The financial statements were prepared by the company’s management in accordance with generally accepted Canadian accounting principles. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects. Virginia specializes in gold and base metal exploration in Quebec. The company concentrates its activities outside of established mining camps and is privileged to be in partnership with major mining companies. In addition, Virginia profits from all the various exploration incentives available.

Results of Operations

Investment revenues are lower than the previous exercise. Fees incurred as project operator in partnership have remained stable. The increase of professional fees is mainly due to the implementation of new standards for stock-based payments (section 3870, Stock-based compensation and other stock-based payments) $62,750 is related to this new standard. In addition, expenses approximate to $30,000 have been allocated to investor relations. MegaTEM surveys during Summer 2001 had increased last year's management fees. During the exercise, the Company participated in more exhibitions than usual and undertook an advertising campaign. During this exercise, Virgina has abandoned part of its participations in its Adisson, Apple, Baie Payne, Bloc Lynda, Chute-des-Passes, Fosse PT-PD, Lac Gayot, Sagar, Sirmac, Tantale Erlanson and Tantale Simard properties. Only the sectors where the geology remains interesting have been retained. The Company has completely abandoned its Lac Anomalie, Quévillon and Tantale Maguy properties.

Loss Before Interest, Tax and Depreciation

The loss before interest, tax and depreciation (or LBITD) incurred by Virginia amounts to $1,276,448 for the period ended February 28, 2003 compared to $1,500,107 for the period ended February 28, 2002.

Liquidity and Capital Resources

The company’s working capital stands at $12,514,361 as at February 28, 2003 compared to a balance of $11,043,763 at the beginning of the fiscal year. During the period, the company proceeded with three private financings totalling $1,450,000. $1,400,000 was added to fund exploration activities and $50,000 to the working capital.

Outlook

The drilling programs on the Poste Lemoyne Extension and Lac Noëlla properties have just been completed. We are presently evaluating the results. A drilling program is underway on the Lac Gayot and Chute-des-Passes properties and another one is planned for La Grande Sud property in the Spring.

VIRGINIA GOLD MINES INC. (An exploration company) Balance sheets (expressed in Canadian dollars)
	February 28, 2003 $ (unaudited)	May 31, 2002 $ (audited)
ASSETS
Current assets
Cash and cash equivalents	1 462 355	1 352 707
Short-term investments (quoted value: 7,141,232 $ 7,176,668 $)	9 121 001	6 944 037
Income taxes recoverable	---	3 340
Amounts receivable	2 947 039	3 327 171
Prepaid expenses	38 926 ______________________	37 840 ______________________
	13 569 321	11 665 095

Exploration funds	530 416	929 498
Long-term investments	880 013	999 267
Office equipment	6 971	6 376
Mining properties	7 127 236 ______________________	7 224 931 ______________________
	22 113 957 ______________________	20 825 167 ______________________

LIABILITIES Current liabilities Accounts payable and accrued liabilities
Related companies	69 408	131 551
Others	985 552	489 781
	______________________ 1 054 960 ______________________	______________________ 621 332 ______________________

SHAREHOLDERS' EQUITY
Share capital	44 949 634	42 910 042
Contributed surplus	62 750	---
Deficit	(23 953 387) ______________________	(22 706 207) ______________________
	21 058 997 ______________________	20 203 835 ______________________
	22 113 957 ______________________	20 825 167 ______________________

VIRGINIA GOLD MINES INC.
(An exploration company)
Statements of Earning and Deficit
For the periods of three (3) and six (6) months ended November 30, 2002 and 2001 (unaudited)
(expressed in Canadian dollars)
	2003 3 months $	2002 3 months $	2003 9 months $	2002 9 months $
Revenue
Dividends	77 847	80 004	237 365	277 245
Gain (loss) on sale of short-term investments	25 854	294 538	52 008	356 819
Interests	128 546	50 516	313 393	317 582
Fees	47 461	11 459	119 146	123 992
	_________ 279 708 _________	_________ 436 517 _________	_________ 721 912 __________	_________ 1 075 638 _________
Expenses
Professional and maintenance fees	29 499	14 830	180 687	71 320
Management fees	36 537	20 523	110 844	146 658
Rent and office expenses	123 218	113 315	357 720	313 691
Advertising and exhibitions	70 024	10 492	117 605	32 038
Travelling	35 256	17 658	74 684	37 642
Interest paid	233	189	783	964
Depreciation of office equipment	540	377	1 250	1 132
General exploration cost	34 676	1 271 266	126 141	2 222 502
Grants, tax credits and mining rights	(69 079)	(1 154 500)	(69 079)	(1 154 500)
Cost of abandoned mining properties	567 064	317 142	1 046 403	906 586
Loss on sale of long-term investments	24 761	---	53 355	---
	_________ 852 729 _________	_________ 611 292 _________	_________ 2 000 393 _________	_________ 2 578 033 _________
Loss for the period before income taxes and share in the net earnings of Société Minière Orcapital Inc.	(573 021)	(174 775)	(1 278 481)	(1 502 395)
Income taxes	(26 210) ___________	(8 862) ___________	(31 301) ___________	(18 342) ___________
Loss for the period before share in the net earnings of Société Minière Orcapital Inc.	(546 811)	(165 913)	(1 247 180)	(1 484 053)
Share in the net earnings of Société Minière Orcapital Inc.	--- ___________	--- ___________	--- ___________	192 ___________
Net loss for the period	(546 811)	(165 913)	(1 247 180)	(1 483 861)
Deficit - Beginning of period	(23 406 576) ___________	(21 637 199 ) ___________	(22 706 207) ___________	(20 319 251) ___________
Deficit - End of period	(23 953 387) ___________	(21 803 112) ___________	(23 953 387) ___________	(21 803 112) ___________
Basic and diluted net loss per share	(0,018) _____________	(0,006) _____________	(0,042) _____________	(0,053) _____________
Basic and diluted weighted average number of shares outstanding	29 990 132 ___________	28 289 523 ___________	29 785 712 ____________	28 147 639 ___________
VIRGINIA GOLD MINES INC. (An exploration company) Statements of Cash Flows For the periods of three (3) and six (6) months ended November 30, 2002 and 2001 (unaudited) (expressed in Canadian dollars)
	2003 3 months $	2002 3 months $	2003 9 months $	2002 9 months $
Cash flows from operating activities
Net loss for the period	(546 811)	(165 913)	(1 247 180)	(1 483 861)
Items not affecting cash and cash equivalents
Cost of abandoned mining properties	567 064	317 142	1 046 403	906 586
Depreciation of office equipment	540	377	1 250	1 132
Share in the net earning of Société Minière Orcapital Inc.	---	---	---	192
Compensation cost of stock options	(2 790)	---	62 750	---
Loss (gain) on sale of short-term investments	(25 854)	(294 538)	(52 008)	(356 819)
Loss on sale of long-term investments	24 761 ___________	--- ___________	53 355 ___________	--- ___________
	16 910 ___________	(142 932) ___________	(135 430) ___________	(932 770) ___________
Net change in non-cash working capital items
Income taxes recoverable	---	5 528	3 340	10 168
Amounts receivable	1 245 594	(450 695)	380 132	(2 025 258)
Prepaid expenses	(6 048)	(27 877)	(1 086)	127 522
Accounts payable and accrued liabilities	140 732 ___________	(92 937) ___________	433 628 ___________	(190 887) ___________
	1 380 278 ___________	(565 981) ___________	816 014 ___________	(2 078 455) ___________
	1 397 188 ___________	(708 913) ___________	680 584 ___________	(3 011 225) ___________
Cash flows from financing activities
Increase (decrease) in share capital issued for cash	764 303	498 090	2 039 592	1 568 927
Decrease in exploration funds	162 916 ___________	139 691 ___________	399 082 ___________	1 477 906 ___________
	927 219 ___________	637 781 ___________	2 438 674 ___________	3 046 833 ___________
Cash flows from investing activities
Change in short-term investments	(1 978 737)	951 900	(2 124 956)	223 372
Proceeds from sale of long-term investments	14 719	(135 920)	65 899	(136 112)
Increase in mining properties net of grants and other credits	(346 600)	(264 332)	(948 708)	(644 258)
Additions to office equipment	(1 845) ___________	--- ___________	(1 845) ___________	(2 014) ___________
	(2 312 463) ___________	551 648 ___________	(3 009 610) ___________	(559 012) ___________
Net change in cash and cash equivalents	11 944	480 516	109 648	(523 404)
Cash and cash equivalents - Beginning of period	1 450 411 ___________	1 700 597 ___________	1 352 707 ___________	2 704 517 ___________
Cash and cash equivalents - End of period	1 462 355 ___________	2 181 113 ___________	1 462 355 ___________	2 181 113 ___________
Additional information
Interests cashed	125 070	80 713	202 759	284 755
Income taxes paid	3 063	17 556	9 189	26 023

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)

1 Summary of significant accounting policies

Interim financial informations

The financial information as at February 28, 2003 and for the periods ended February 28, 2003 and 2002 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Intermediary results may not necessarily be indicative of results anticipated for the year.

These intermediary financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These intermediary financial statements should be read in conjunction with the company’s most recent annual financial statements.

Stock option plan and new accounting policy

The company maintains a stock option plan, which is described in note 9 of the annual audited financial statements. Under Canadian generally accepted accounting principles, no compensation expense is recognized for this plan when stock options are granted to plan participants. Any consideration received from plan participants upon the exercise of stock options is credited to share capital.

In November 2001, the Accounting Standards Board of Canadian Institute of Chartered Accountants (“CICA”) issued new standards for stock-based payments (Section 3870, Stock-Based Compensation and Other Stock-Based Payments), which are effective for fiscal years beginning on or after January 1, 2002. This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock based payments made to non-employees must be systematically accounted for in the company’s financial statements. These standards define a fair value-based method of accounting and encourage companies to adopt this method of accounting for their stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant dated based on the fair value of the award and should be recognized over the related service period. The companies that do not adopt the fair value method of accounting for their awards granted to employees are required to include in their financial statements pro-forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied (note 4).

The expenses related to the stock options granted to suppliers have been classified under the heading «Professional Fees». For the three-month period ended February 28, 2003, no expenses have been accounted for.

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)
2 Mining properties	Undivided interest %	Balance as at June 1, 2002 $	Costs incurred $	Mining properties abandoned and payment on options $	Balance as at February 28, 2003 $

Kogaluk (2 permits & 17 claims)
Mining property	---	9 855	---	---	9 855
Exploration costs		111 959 ___________	--- ___________	--- ___________	111 959 ___________
		121 814 ___________	0 ___________	0 ___________	121 814 ___________

Baie Payne (3 permits)
Mining property	50	57 350	8 742	(47 319)	18 773
Exploration costs		489 713 ___________	179 ___________	(372 234) ___________	117 658 ___________
		547 063 ___________	8 921 ___________	(419 553) ___________	136 431 ___________

Chutes des passes (673 claims)
Mining property	100	152 392	---	(45 641)	106 751
Exploration costs		399 593 ___________	1 321 ___________	(120 074) ___________	280 840 ___________
		551 985 ___________	1 321 ___________	(165 715) ___________	387 591 ___________

La Grande Sud (2 permits & 43 claims)
Mining property	100	598 843	---	---	598 843
Exploration costs		3 037 955 ___________	21 ___________	--- ___________	3 037 976 ___________
		3 636 798 ___________	21 ___________	0 ___________	3 636 819 ___________

Auclair (1 permit & 123 claims)
Mining property	100	250 389	---	(20 000)	230 389
Exploration costs		188 429 ___________	--- ___________	--- ___________	188 429 ___________
		438 818 ___________	0 ___________	(20 000) ___________	418 818 ___________

Apple (1 permit)
Mining property	100	27 075	3 415	(16 083)	14 407
Exploration costs		95 912 ___________	--- ___________	(56 972) ___________	38 940 ___________
		122 987 ___________	3 415 ___________	(73 055) ___________	53 347 ___________

Lac Gayot (6 permits)
Mining property	100	41 292	---	(11 756)	29 536
Exploration costs		793 276 ___________	(2 000) ___________	(225 276) ___________	566 000 ___________
		834 568 ___________	(2 000) ___________	(237 032) ___________	595 536 ___________

Poste Lemoyne Extension (1 permit)
Mining property	50	6 620	1 512	---	8 132
Exploration costs		142 533 ___________	324 478 ___________	--- ___________	467 011 ___________
		149 153 ___________	325 990 ___________	0 ___________	475 143 ___________
Lac Noëlla (1 permit)
Mining property	100	36 215	9 000	---	45 215
Exploration costs		142 034 ___________	413 680 ___________	--- ___________	555 714 ___________
		178 249 ___________	422 680 ___________	0 ___________	600 929 ___________

Éléonore (77 claims)
Mining property	100	7 700	7 230	---	14 930
Exploration costs		53 971 ___________	53 912 ___________	--- ___________	107 883 ___________
		61 671 ___________	61 142 ___________	0 ___________	122 813 ___________

Megatem (938 permits)
Mining property	45	18 763	10 724	---	29 487
Exploration costs		109 031 ___________	604 584 ___________	--- ___________	713 615 ___________
		127 794 ___________	615 308 ___________	0 ___________	743 102 ___________

Mégatem 3 (228)
Mining property	49	---	---	---	---
Exploration costs		--- ___________	465 000 ___________	--- ___________	465 000 ___________
		0 ___________	465 000 ___________	0 ___________	465 000 ___________
Others
Mining property		220 153	20 360	(46 978)	193 535
Exploration costs		233 878 ___________	211 549 ___________	(104 069) ___________	341 358 ___________
		454 031 ___________	231 909 ___________	(151 047) ___________	534 893 ___________
Tax credit and mining rights		--- ___________	--- ___________	(1 165 000) ___________	(1 165 000) ___________
		7 224 931 ___________	2 133 707 ___________	(2 231 402) ___________	7 127 236 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to Intermediary Financial Statements (unaudited)
(expressed in Canadian dollars)

3 Share Capital

Authorized
Unlimited number of common shares, without par value
30,589,814 shares issued and allotted *

* 369 877 shares are subject to escrow and cannot be released without the consent of regulatory authorities.

4 Stock Option Plan

Beneficiaries		Number of shares	Price ($)	Expiry date
Directors and managers		42 983	1.25 to 2.44	April 1, 2006 to February 9, 2010
		2 957 401	0.43 to 0.90	Feb. 11, 2003 to July 26, 2012
Suppliers		1 112 049	0.52 to 0.90	June 8, 2005 to July 26, 2012

The company has elected not to use the fair value-based method to measure the compensation cost related to grants of stock options. In this instance, however, under section 3870, Stock-based compensation and other stock-based payments, the company is required to make pro-forma disclosures of loss and basic and diluted loss per share as if the fair value based method of accounting had been applied.

No options have been granted during the three-month period ended February 28, 2003.

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

	Three-month periods ended		Nine-month periods ended
	February 28, 2003 $	February 28, 2003 $	February 28, 2003 $	February 28, 2002 $
Pro-forma loss for the period	546 811	165 913	1 283 988	1 483 861
Pro-forma basid and diluted loss per share	0,018	0,006	0,043	0,053
5 Warrants
Number of warrants			Price ($)	Expiry date
300 000			2,00	December 28, 2003
416 667			1,50	May 20, 2004
166 667			1,50	December 23, 2003
153 846			1,60	August 17, 2004

6 Differences between Canadian and U.S. GAAP

These intermediary financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 16 to the company’s most recent annual financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these intermediary financial statements.

Reconciliation of net loss to conform with U.S. GAAP

The following summary sets out the material adjustments to the company's reported net loss and net loss per share which would be made to conform with U.S. GAAP.

	Three-month periods ended		Nine-month periods ended
	February 28, 2003 $	February 28, 2002 $	February 28, 2003 $	February 28, 2002 $
Net loss for the period in accordance with Canadian GAAP	546 811	165 913	1 247 188	1 483 861
Mining properties	(220 464)	(36 960)	(97 695)	(246 478)
Stock options granted to non-employees and repricing	428 684 ___________	53 258 ___________	937 836 ___________	143 364 ___________
Net loss for the period in accordance with U.S. GAAP	755 031	182 211	2 087 329	1 380 747
Other comprehensive loss Unrealized (gains) loss on short-term investments	(128 974)	194 860	78 835	77 579
Unrealized losses (gains) on long-term investments	29 843 ___________	(533 203) ___________	248 073 ___________	(583 739) ___________
Comprehensive loss	655 900 ___________	(156 132) ___________	2 414 237 ___________	874 587 ___________

Basic and diluted net loss per share in accordance with U.S. GAAP	(0,022) ___________	0,006 ___________	(0,082) ___________	(0,031) ___________

Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP	29 620 255 ___________	27 919 646 ___________	29 415 835 ___________	27 777 762 ___________

As a result of the above adjustments to net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:
	As at February 28, 2003 $ (unaudited)	As at May 31, 2002 $ (audited)
Share capital
Share capital in accordance with Canadian GAAP	44 949 634	42 910 042
Stock-based compensation costs	2 774 793 ___________	1 774 207 ___________
Share capital in accordance with U.S. GAAP	47 724 427 ___________	44 684 249 ___________

Accumulated deficit
Deficit in accordance with Canadian GAAP	23 953 387	22 706 207
Mining properties	7 127 236	7 224 931
Stock-based compensation costs	2 712 043 ___________	1 774 207 ___________
Deficit in accordance with U.S. GAAP	33 792 666 ___________	31 705 345 ___________
Other accumulated comprehensive income (loss) Unrealized gains on short-term investments
Balance - Beginning of period	232 631	333 475
Unrealized losses arising during the period	(78 835) ___________	(100 844) ___________
Balance - End of period	153 796 ___________	232 631 ___________

Unrealized losses on long-term investments
Balance - Beginning of period	(223 311)	82 122
Unrealized losses arising during the period	(248 073) ___________	(305 433) ___________
Balance - End of period	(471 384) ___________	(223 311) ___________
Other accumulated comprehensive income (loss)	(317 588) ___________	9 320 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to Intermediary Financial Statements (unaudited)
(expressed in Canadian dollars)

Balance Sheets
	February 28, 2003 $ (unaudited)	May 31, 2002 $ (audited)
Current assets
Cash and cash-equivalents	1 462 355	1 352 707
Short-term investments	9 274 797	7 176 668
Income taxes recoverable	---	3 340
Amounts receivable	2 947 039	3 327 171
Prepaid expenses	38 926 ___________	37 840 ___________
	13 723 117	11 897 726

Exploration funds	530 416	929 498
Long-term investments	408 629	775 956
Office equipment	6 971 ___________	6 376 ___________
	14 669 133 ___________	13 609 556 ___________

Current liabilities
Accounts payable and accrued liabilities
Related companies	69 408	131 551
Others	985 552 ___________	489 781 ___________
	1 054 960 ___________	621 332 ___________

Shareholders' Equity
Share capital	47 724 427	44 684 249
Deficit	(33 792 666)	(31 705 345)
Other accumulated comprehensive income (loss)	(317 588) ___________	9 320 ___________
	13 614 173 ___________	12 988 224 ___________
	14 669 133 ___________	13 609 556 ___________

Statements of cash flows
	Three-month periods ended		Nine-month periods ended
	February 28, 2003 $	February 28, 2002 $	February 28, 2003 $	February 28, 2002 $
Operating activities	624 694	(973 245)	(1 268 710)	(3 655 675)
Financing activities	1 353 113	637 781	3 439 260	3 046 833
Investing activities	(1 965 863) ___________	815 980 ___________	(2 060 902) ___________	85 438 ___________
Increase (decrease) in cash and cash equivalents	11 944	480 516	109 648	(523 404)
Cash and cash equivalents - Beginning of period	1 450 411 ___________	1 700 597 ___________	1 352 707 ___________	2 704 517 ___________
Cash and cash equivalents - End of period	1 462 355	2 181 113	1 462 355	2 181 113
	___________	___________	___________	___________
Statements of earnings
	Three-month periods ended		Nine-month periods ended
	February 28, 2003 $	February 28, 2002 $	February 28, 2003 $	February 28, 2002 $
Revenues	279 708	436 517	721 912	1 075 638
Expenses	1 060 949 ___________	1 826 126 ___________	2 840 542 ___________	2 474 919 ___________
Loss for the period before income taxes and share in the net earnings of Société Minière Orcapital Inc.	(781 241)	(1 389 609)	(2 118 630)	(1 399 281)
Income taxes	(26 210) ___________	(8 862) ___________	(31 301) ___________	(18 342) ___________
Loss for the period before share in the net earnings of Société Minière Orcapital Inc.	(755 031)	(1 380 747)	(2 087 329)	(1 380 939)
Share in the net earnings of Société Minière Orcapital Inc.	--- ___________	--- ___________	--- ___________	192 ___________
Net loss for the period in accordance with U.S. GAAP	(755 031) ___________	(1 380 747) ___________	(2 087 329) ___________	(1 380 747) ___________

Accounting for stock-based compensation
	Three-month periods ended		Nine-month periods ended
	February 28, 2003 $	February 28, 2002 $	February 28, 2003 $	February 28, 2002 $
Net loss for the period in accordance with U.S. GAAP	755 031	182 211	2 087 329	1 380 747
Adjustment related to stock options granted to directors and managers	--- ___________	44 370 ___________	756 884 ___________	118 650 ___________
Pro-forma net loss for the period	755 031 ___________	226 581 ___________	2 844 213 ___________	1 499 397 ___________
Pro-forma net loss per share	0,025 ___________	0,008 ___________	0,097 ___________	0,054 ___________